ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83 BY

LIFESTANCE HEALTH GROUP, INC.

CONTACT: RYAN PARDO, CHIEF LEGAL OFFICER

OF LIFESTANCE HEALTH GROUP, INC. AT (425) 279-8500

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

LifeStance Health Group, Inc.

4800 N. Scottsdale Road

Suite 6000

Scottsdale, AZ 85251

Attn: Ryan Pardo

Chief Legal Officer

May 18, 2021

VIA EDGAR AND SECURE FILE TRANSFER

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner; Brian Cascio
Deanna Virginio; Jeffrey Gabor
Re:	LifeStance Health Group, Inc.
Registration Statement on Form S-1
CIK No. 0001845257

Ladies and Gentlemen:

On behalf of LifeStance Health Group, Inc. (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-256202) ( the “Registration Statement”) in connection with the proposed offering of shares of the Company’s common stock.

Based on discussions with the Company’s Board of Directors and input provided by the underwriters, in the proposed offering, the Company currently anticipates a price range for the Company’s common stock in the proposed offering where the low end of the range will not be lower than $[****] per share and the high end of the range will not be higher than $[****] per share. This preliminary price range assumes completion of the Organizational Transactions (as described in the Registration Statement) and implies a value of approximately $[****] to $[****] per Class A Unit of LifeStance TopCo, L.P. prior to the Organizational Transactions. In arriving at this preliminary price range, the Company, the selling stockholders and the underwriters considered several factors, including the Company’s future prospects and those of its industry in general; the Company’s sales, earnings and certain other financial and operating information in recent periods; the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to those of the Company; and preliminary discussions between the Company and the underwriters regarding potential valuations of the Company as a public company. The anticipated price range remains subject to change. The Company expects to include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to circulating the preliminary prospectus related to the proposed offering.

Please do not hesitate to call me at (617) 951-063, or my colleague Dayna Mudge at (617) 235-4137, with any questions or further comments regarding this submission.

Sincerely,

/s/ Thomas Fraser
Thomas Fraser

cc:	Michael K. Lester (LifeStance Health Group, Inc.)
Ryan Pardo (LifeStance Health Group, Inc.)